Exhibit 99.1

OPC Energy Ltd., a Subsidiary of Kenon Holdings Ltd., Announces Agreement for the Purchase of a
Power Plant in the Kiryat Gat Industrial Zone

Singapore, June 2, 2022. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced today that OPC, through a subsidiary, has entered into a purchase agreement with Dor Alon Energy in Israel (1988) Ltd. and Dor Alon Gas Power Plants Limited Partnership for the purchase of a partnership which owns a combined-cycle power plant powered by conventional energy with installed capacity of 75 MW located in the Kiryat Gat area (the “Power Plant”), which began commercial operation in November 2019.

The consideration for the purchase is NIS 535 million (approximately $160 million), subject to adjustments for cash balances and working capital. The consideration is also subject to adjustments in connection with repayment or non-repayment of senior debt extended to the Power Plant as agreed between the parties to the purchase agreement.

The consideration shall be paid on the completion date of the acquisition, except for NIS 200 million (approximately $60 million) (or NIS 300 million (approximately $90 million) in the event of early repayment of certain senior debt of the partnership prior to the completion of the acquisition), which will be paid on December 31, 2023.

The completion of the acquisition is subject to conditions set forth in the purchase agreement, including regulatory approvals and third-party consents.

OPC is expected to fund the acquisition with cash on hand, utilization of credit facilities, equity or debt capital raising, or a combination of the foregoing.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the purchase agreement, including the terms and conditions of the agreement and purchase price adjustments, and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include the risk that the transactions contemplated by the purchase agreement described above are not consummated on the terms described herein and under the agreement or at all, that the conditions to completion of the acquisition are not fulfilled including lack of required approvals and the risk that the purchase agreement does not result in a completed transaction and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.